

Mail Stop 4628

April 7, 2017

Via E-mail
Timothy J Romenesko
Vice Chairman and Chief Financial Officer
AAR Corp.
One AAR Place, 1100 N. Wood Dale Road
Wood Dale, IL 60191

> **Re: AAR Corp.**
> **10-K for Fiscal Year Ended May 31, 2016**
> **Filed July 13, 2016**
> **File No. 1-06263**

Dear Mr. Romenesko:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. A press release on your website states that you have entered into a long-term contract with flydubai to provide "nose-to-tail management of components and repairs" for flydubai's fleet of Boeing 737-800s. The flydubai website offers flights serving Sudan.

   Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries, partners, customers, joint venture partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Sudan or entities it controls.

2. Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
        Assistant Director
        Division of Corporation Finance

        Eric Pachapa
        Vice President and Chief Accounting Officer
        AAR Corp.